UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TIBCO Software Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-26579	77-0449727
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3303 Hillview Avenue Palo Alto, CA	94304
(Address of principal executive offices)	(Zip Code)

William R. Hughes, Esq., EVP, General Counsel and Secretary - (650) 846-1316

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

TIBCO Software Inc.’s (“TIBCO”) Conflict Minerals Report for the period from January 1 to December 31, 2013 is attached hereto as Exhibit 1.02 and is available at www.tibco.com, under the heading “Investor Information.”

Item 1.02 Exhibits

TIBCO’s Conflict Minerals Report required by Item 1.02 is filed herewith as Exhibit 1.02.

Section 2 – Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned

TIBCO Software Inc.

By:	/s/ William R. Hughes
William R. Hughes
Executive Vice President, General Counsel
and Secretary

Date: June 3, 2014